UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38635

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/22 AND ENDING 09/30/23
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Calton & Associates, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
2701 N. Rocky Point Dr., Ste. 1000
                                (No. and Street)

Tampa	**FL**	**33607**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Fernando Fussa	**813-264-0440**	**ffussa@calton.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
Prida, Guida & Perez, P.A.
                      (Name – if individual, state last, first, and middle name)

1106 North Franklin Street	**Tampa**	**FL**	**33602**
(Address)	(City)	(State)	(Zip Code)

10/08/2019		**33602**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, Fernando Fussa, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Ca;ton & Associates, Inc., as of 9/30, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Notary Public State of Florida
Edina Chrzastek
My Commission HH 465424
Expires 11/16/2027

Edina Chrzastek

Notary Public

Signature: [signature]

Title: CFO

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALTON & ASSOCIATES, INC.

Financial Statements
September 30, 2023

TABLE OF CONTENTS



PRIDA, GUIDA & PEREZ, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
2504 W. KATHLEEN STREET
TAMPA, FLORIDA 33607
TELEPHONE: (813) 226-6091
FAX: (813) 229-7754

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Calton & Associates, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Calton & Associates, Inc. (the "Company") as of September 30, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Prida, Guida & Perez, P.A.
Tampa, Florida
December 22, 2023

We have served as Calton & Associate's auditor since 2019.

CALTON & ASSOCIATES, INC.
Statement of Cash Flows
For the Year Ended September 30, 2023

ASSETS

Cash and cash equivalents	$	4,744,269
Receivables		
Clearing agents		915,430
Commissions and fees		1,483,377
Registered representatives		91,727
Prepaid expenses		256,871
Property & equipment, net		166,652
Operating lease right-of-use assets		1,759,306
Intangible assets, net		4,039,749
Deferred tax asset, net		207,128
Deposits		336,758
Total Assets	$	14,001,267

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES

Accounts payable	$	161,859
Earn-out liability		3,099,739
Accrued expenses		
Commissions and wages		2,778,251
Employee benefits		233,707
Other accrued expenses		2,291,460
Operating lease liabilities		2,013,405
Total Liabilities		10,578,421

SHAREHOLDERS' EQUITY

Common stock		
Class A: Voting and participating stock, no par value, 37,500,000 shares authorized, 3,559,095 shares issued and outstanding		-
Class B: Voting and participating stock, no par value, 37,500,000 shares authorized, 0 shares issued and outstanding		-
Retained earnings		3,422,846
Total Shareholders' Equity		3,422,846
Total Liabilities and Shareholders' Equity	$	14,001,267

Read the accompanying notes to the financial statements.

Note 1 – Organization and Nature of Business

Calton & Associates, Inc. (the "Company") is a fully disclosed registered securities broker-dealer, a member of the Financial Industry Regulatory Authority ("FINRA") and a Registered Investment Advisory firm with the Securities Exchange Commission. The Company is incorporated in the State of Florida as a "C" Corporation and is primarily engaged in the marketing of general securities, mutual funds, insurance products and investment advisory services through a national network of independent financial advisors. These financial statements include the Company's wholly owned subsidiary, Dominion Portfolio Management, Inc. ("DPM"), which was acquired by the Company on June 30, 2023.

The Company does not hold customer accounts and promptly transmits all customer funds and securities received in connection with its activities as a broker-dealer. The Company does not hold any funds or securities for or owe money or securities to customers.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation – In accordance with generally accepted accounting principles ("GAAP"), the Company maintains its books on the accrual basis of accounting. These financial statements present the accounts of the Company and DPM since the date of acquisition and all intercompany accounts and transactions have been eliminated.

Business Combinations – In 2023, the Company adopted the private company accounting alternative for the recognition of intangible assets in a business combination provided in FASB ASC 805-20. Based on that alternative, the Company does not separately recognize and measure certain customer-related intangibles and non-compete agreements acquired in a business combination but rather subsumes them into goodwill. The Company estimates the fair value of acquired assets and assumed liabilities as of the acquisition date of business combinations. The fair value of assets acquired and liabilities assumed are determined using market and cost approaches from the perspective of a market participant. The fair value measurements can be based on significant inputs that are not readily observable in the market. The market approach indicates value for a subject asset based on available market pricing for comparable assets. The market approach used includes prices and other relevant information generated by market transactions involving comparable assets, as well as pricing guides and other sources. Adjustments to the purchase prices and the allocation of consideration to the asset and liabilities transferred to the Company for the difference between the estimate of the values of consideration and the actual amounts within the first 12 months after the acquisition date ("measurement period") are recorded as an adjustment to goodwill. Following the measurement period, adjustments are recorded to earnings.

Cash and Cash Equivalents – The Company defines cash and cash equivalents as highly liquid investments, including treasury bills and money market accounts, with original maturities of less than ninety days.

Receivables from Clearing Agents and Commissions and Fees – Receivables from clearing agents consists of commissions due from securities and other transactions placed through the clearing firms. Commission and fee receivables include commission receivables from mutual fund, insurance, and alternative investment product sponsors. Management considers these receivables as fully collectible and therefore no allowance for doubtful accounts has been established.

Receivables from Registered Representatives – The Company records receivables from registered representatives for advances, commission chargebacks, fees due and other items arising in the normal

Note 2 – Summary of Significant Accounting Policies (continued)

course of operations. Management considers these receivables as fully collectible and therefore no allowance for doubtful accounts has been established.

Property and Equipment - Fixed assets are recorded at cost, net of accumulated depreciation and amortization. Depreciation for financial reporting purposes is computed on the straight–line basis using the estimated life of the asset, generally three to seven years except for leasehold improvements. Leasehold improvements are depreciated on a straight-line basis over their estimated useful life or the term of the lease, whichever is shorter. When property and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation account are relieved, and any gain or loss is included in operations.

Intangible Assets – The Company's intangible assets arise from the purchase of a client list, recorded at cost and amortized on a straight-line basis over five years.

The Company records the excess of the purchase price over the fair value of the tangible and identifiable assets acquired and liabilities assumed in connection with business combinations as goodwill. The Company amortizes goodwill on a straight-line basis over a period of ten years. Impairment of goodwill is tested at the entity level when a triggering event occurs that indicates the fair value of the entity maybe below its carrying amount.

Earn-out Liability – On June 30, 2023 (the "Closing Date"), the Company acquired the operations of another Broker Dealer, together with all the outstanding stock of their separate Investment Adviser legal entity, under an Asset Purchase Agreement and a Stock Purchase Agreement, respectively (the "Agreements"). Under the Agreements, the Company is obligated to pay an "earn-out" amount for a period of four (4) years following the one-year anniversary of the Closing Date. This earn-out amount is determined based on several revenue factors including, but not limited, to the commissions and advisory fees generated by both businesses (calculated at 5% of gross), and 20 basis points on money funds to which the Company received rebates from one of its clearing agents. Since these amounts are subject to fluctuations in the economy (interest rates) and the volume of commissionable transactions, the original estimate of the valuation of the Agreements can change during the earn-out period.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates and those differences could be material.

Income Taxes – The amount of current and deferred taxes or refundable taxes is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in the deferred tax liabilities or assets between years. Management assesses the likelihood that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Note 2 – Summary of Significant Accounting Policies (continued)

Revenue Recognition - The Company's primary customer-related revenue streams include securities commissions for trades placed at the clearing agents which are recorded on a trade-date basis and mutual fund, insurance, and alternative investment commissions which are also recognized on a trade-date basis.

The Company also receives fees for investment advice and records this revenue over time as the performance obligation is satisfied.

Additionally, the Company receives distribution fees from fund companies that may be paid up front, over time, or when the investor exits the fund. Fixed amounts are recognized on trade-date and variable amounts are recognized at the time market values and investor activities are known, usually monthly or quarterly, as performance obligations are satisfied. These amounts are included in the commission income.

Leases – The Company recognizes a lease liability and right-of-use asset on the statement of financial condition for the rights and obligations created by all qualifying leases with terms of more than twelve months at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments using the risk-free discount rate, determined using a period comparable with that of the lease term. Leases with an initial term of twelve months or less are excluded from the statement of financial condition, and those lease payments are recognized on a straight-line basis over the lease term, and variable lease payments are recognized in the period in which the obligation for those payments is incurred.

Note 3 – Restricted Cash

At September 30, 2023, there is restricted cash of $645,424 held in an account with a clearing agent to collateralize securities trading and inventory accounts. This amount is included in cash and cash equivalents.

Note 4 – Property & Equipment

At September 30, 2023, property and equipment consists of the following:

Equipment	$	86,690
Leasehold Improvements		162,057
Furniture		123,884
Total		372,631
Less: Accumulated Depreciation		(205,979)
	$	166,652

Note 5 – Intangible Assets

At September 30, 2023, intangible assets consist of the following:

Goodwill	$	4,078,492
Customer list		425,000
Less: Accumulated Amortization		(463,743)
	$	4,039,749

Note 6 – Business Combinations

On June 30, 2023 (the "Closing Date"), the Company acquired the operations of another Broker Dealer, together with their separate Investment Adviser legal entity, under an Asset Purchase Agreement and a Stock Purchase Agreement.

Under the Asset Purchase Agreement, the Company acquired all rights, title, and interest in and to the assets of the acquired company, including certain of its (a) approvals, permits, licenses, orders, registrations, certificates, variances, and similar rights obtained from governments and governmental agencies regarding utilization of the assets acquired, (b) customer accounts, books, records, ledgers, files, documents, correspondence, lists, plats, architectural plans, drawings, and specifications, creative materials, advertising and promotional materials, studies, reports, and other printed or written materials relating to the assets acquired. Under the agreement, the Company paid $100,000 to the acquired company with an earn-out provision for a period of four (4) years following the one-year anniversary of the Closing Date, whereas the Company will pay a revenue override of 5% of actual commissions and administrative or monitoring fees from the acquired registered representatives earned and received during this time period. Additionally, the Company shall pay the acquired company for a period of four years following the one-year anniversary of the Closing Date, a Money Fund balance (including FDIC sweep, cash balances and money market funds) revenue of 20 basis points so long as the revenue the Company receives on that Money Fund balance is a minimum of 20 basis points. In the event the Company receives less than 20 basis points, the Company will pay the amount received. Money fund payments shall be paid on prevailing money fund balances on the acquired assets. The amounts shall be payable within 60 days after each quarter following the one-year anniversary of the Closing Date.

Under the Stock Purchase Agreement, the Company paid $900,000 for all of the issued and outstanding common stock of DPM at the Closing Date. In addition to the cash consideration, the Agreement includes an earn-out provision that the Company will pay, in the four (4) year period following the one-year anniversary of the Closing Date, a revenue override of five percent (5%) of actual advisory fees earned and received by the Company. The Company will also be obligated to pay the previous shareholders of DPM, for a period of four years following the one-year anniversary of the Closing Date, a Money Management fee of ten (10) basis points on advisory assets of the financial advisors that are managed by the Company, and an RIA platform fee of five (5) basis points for all platform fees charged to the DPM advisors. The funds referenced in this paragraph shall be payable within 60 days after each quarter following the one-year anniversary of the Closing Date.

Note 6 – Business Combinations (continued)

Supplemental Non-Cash Investing and Financing Activity:
In connection with the business acquisitions, liabilities were assumed and an earn-out liability was recorded as follows:

Fair value of assets acquired	$	4,201,669
Cash paid		(977,500)
Assumed liabilities		(124,430)
Earn-out liability	$	3,099,739

The aggregate consideration for the business combinations was allocated based on fair values as follows:

Operating lease right-of-use asset	$	123,176
Operating lease liablity		(123,176)
Assumed accrued expenses		(1,254)
Goodwill		4,078,493
	$	4,077,239

The aggregate considerations for the business combinations was comprised of the following during the year:

Cash paid, net of cash received	$	977,500
Earn out liablity		3,099,739
	$	4,077,239

In accordance with the terms of the acquisitions, there may be adjustments to the purchase prices and the allocation of consideration to the asset and liabilities transferred to the Company for the difference between the estimate of the values of consideration and the actual amounts. The Company is still in the process of determining the difference and the adjustments that may be allowed based on the purchase agreements.

Note 7 – Income Taxes

The deferred tax asset consists of the following as of September 30, 2023:

Deferred tax assets		
Operating leases	$	69,420
Accrued expenses		109,280
Intangible asset		65,797
		244,497
Deferred tax liability		
Property and equipment		(37,369)
		(37,369)
Deferred tax asset, net	$	207,128

Note 7 – Income Taxes (continued)

The income tax provision differs from the expense that would result from applying statutory rates to income before income taxes primarily because of certain regulatory and tax expenses and amortization of goodwill that are not deductible for income tax purposes.

Note 8 – Leases

The Company is obligated under three non-cancellable operating leases for the rental of office space. At September 30, 2023, future minimum lease are as follows:

Year ended September 30:		
2024	$	328,561
2025		332,212
2026		326,421
2027		304,922
2028		314,077
Thereafter		656,750
		2,262,943
Less: imputed interest		(249,538)
	$	2,013,405

The weighted average remaining lease term for the Company's operating leases is 6.76 years and the weighted average discount rate is 3.75%.

The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Note 9 - Contingent Liabilities

Loss contingencies – In the ordinary course of its business, the Company becomes involved in various legal proceedings including civil and class action lawsuits, regulatory examinations and investigations and other disputes. Significant damages or penalties may be sought from the Company in some matters, and some matters may require years for the Company to resolve. The Company records a liability when it is probable that a loss has been incurred and the amount is reasonably estimatable. The Company maintains errors and omissions insurance coverage for securities-related claims.

During September 2023, the Company was able to settle all of the shareholder litigations and arbitrations (the "Litigation") that started several years ago, and executed a Settlement Agreement and Mutual Release Agreement (the "Agreement") whereas all claims, disputes, demands, causes of action, defenses, affirmative defenses, counterclaims, cross-claims, and third-party claims of any type (collectively, "Claims"), including but not limited to all claims and issues that have been or could have been brought in any aspect of the Litigation.

Note 9 - Contingent Liabilities (continued)

Under the Agreement, the Company bought 1,790,207 shares of its own Class A common stock for $8,288,049 comprised of $7,500,000 cash and $788,089 forgiveness of an arbitration award recorded in other income.

At September 30, 2023, the Company is party to various securities and non-securities related legal proceedings. Management has estimated that future legal costs associated with these matters to be $400,000. Management cannot reasonably determine the settlement costs of these matters. Accordingly, the accompanying statement of financial condition reflects accrued legal costs in the amount of $400,000 included in other accrued expenses. A significant portion of the potential claims is covered by insurance.

Note 10 – Off-Balance Sheet Risk and Concentrations of Credit Risk

The Company is in business as an introducing broker-dealer. The Company's activities through the clearing broker-dealer may expose the Company to off-balance sheet risk in the event that customers or other third parties fail to satisfy their obligations. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

The Company maintains cash and cash equivalents in bank and securities accounts which, at times, may exceed federally insured limits. Management believes that the risk of loss associated with the uninsured portion of funds on deposit is remote.

Note 11 – Net Capital Requirements

The Company is subject to the uniform net capital rule (rule 15c3-1) under the Securities and Exchange Act of 1934, which requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At September 30, 2023, the Company had net capital of $1,160,806, representing an excess over required net capital of $771,469. The ratio of aggregate indebtedness to net capital was 503% at September 30, 2023.

Note 12 – Subsequent Events

The Company has evaluated events through December 22, 2023, the date which the financial statements were available to be issued and has determined that there were no events or transactions during such period which would require recognition or disclosure in the financial statements.